Contact

www.linkedin.com/in/yaqigao
(LinkedIn)

Top Skills

Financial Markets

Data Analysis

Derivatives

Languages

Chinese (Native or Bilingual)

English (Native or Bilingual)

Honors-Awards

Phi Beta Kappa Society

Yaqi Grover, CFA

Alternative Protein VC | MBA/MS - Stanford GSB | ex-Morgan
Stanley

San Francisco Bay Area

Experience

Lever VC
Partner
2022 - Present (1 year)

Lever VC's US$80 million Fund I invests in early-stage companies in the
alternative protein sector (plant-based and cell-cultivated meat, egg and
dairy companies, and related ingredients and technologies). Lever VC
invests globally, with team members in the US, Hong Kong, mainland China,
Singapore, Europe, Israel and Brazil. Entrepreneurs and startups interested
in connecting with Lever VC about possible investment can reach me at:
yaqi@levervc.com

Morgan Stanley
Vice President
2019 - 2022 (3 years)
New York, New York

Citi
Trader / Structurer
2015 - 2019 (4 years)
New York, New York

Education

Stanford University Graduate School of Business
Master of Business Administration - MBA

Stanford University
Master of Science - MS, Environment and Resources

Union College
Bachelor of Science, Mathematics and Economics, Minor in Biology

Beijing No.4 High School